September 8, 2014

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Momentive Performance Materials Inc.
Form T-3
Filed August 22, 2014
File No. 022-28998

Form T-3
Filed August 22, 2014
File No. 022-28999

Dear Ms. Long:

On behalf of Momentive Performance Materials Inc. (the “Company”) and its subsidiaries we submit this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated September 5, 2014 (the “Comment Letter”), with respect to (i) the Application for Qualification of Indenture on Form T-3 filed on August 22, 2014 (File No. 022-28998) (the “First-Priority Form T-3”) and (ii) the Application for Qualification of Indenture on Form T-3 filed on August 22, 2014 (File No. 022-28999) (the “Second-Priority Form T-3” and, collectively with the First-Priority Form T-3, the “Forms T-3”) by the Company and each of the other applicants listed on the cover page of the Forms T-3 (collectively, the “Applicants”). For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Applicants.

Form T-3 File No. 022-28998 filed August 22, 2014

1.	We note that you have not yet filed the Form T-1. Upon the selection of an eligible trustee and prior to the effectiveness of the Form T-3, you must file a Form T-1 as an exhibit to the Form T-3.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise the First-Priority Form T-3 to include a Form T-1 as Exhibit 25.1 to the First-Priority Form T-3.

2.

We note the disclosure statement for the joint plan of reorganization is dated June 23, 2014. Based on the foregoing facts, it appears that the solicitation of the plan approval commenced prior to the filing of the Form T-3. Please provide us with a detailed legal analysis of how you have complied with Section 306(c) of the Trust Indenture Act of

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 8, 2014

1939, which requires that an offer to sell any security which is not registered under the Securities Act and to which Section 306 is applicable (notwithstanding the provisions of Section 304), can only be made if such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture. For additional guidance see Question 101.05 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations available on our website.

Response: We refer herein to the First-Priority Senior Secured Notes due 2021 (the “Replacement First-Priority Notes”) and the Second-Priority Senior Secured Notes due 2022 (the “Replacement Second-Priority Notes” and, together with the Replacement First-Priority Notes, the “Replacement Notes”) proposed to be issued by the Company and in respect of each of which the Forms T-3 have been filed with the Commission. Preliminarily, and as discussed in more detail below, the Company notes to the Staff that in light of the dynamic nature of the Company’s bankruptcy proceedings and the surrounding circumstances, it was only until very recently that the Company considered the likelihood of issuing the Replacement Notes to be anything greater than remote.

On April 13, 2014 (the “Petition Date”), the Company and the other debtors filed voluntary petitions for reorganization under Chapter 11 of title 11 (“Chapter 11”) of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York, White Plains (the “Bankruptcy Court”) with respect to a financial restructuring of the Company and each of its direct and indirect subsidiaries (collectively, the “Debtors”). On May 12, 2014, the Debtors filed with the Bankruptcy Court the Joint Plan of Reorganization for Momentive Performance Materials Inc. and its Affiliated Debtors (the “Original Plan”). On June 23, 2014, the Debtors filed with the Bankruptcy Court a revised version the Joint Plan of Reorganization for Momentive Performance Materials Inc. and its Affiliated Debtors (the “Plan”) and the Disclosure Statement with respect to the Plan (the “Disclosure Statement”). Copies of the Plan and the Disclosure Statement (as well as supplements thereto) are attached as Exhibits T3E(1), T3E(2), T3E(3) and T3E(4) to each of the Forms T-3.

The Original Plan and the Plan were the product of extensive negotiations and discussions among the Debtors and their various creditors and other constituents, primarily with the holders of the Company’s existing 9% Second-Priority Springing Lien Notes due 2021 and 9.5% Second-Priority Springing Lien Notes due 2021 (the “Existing Second Lien Notes”).

The Original Plan and the Plan provided for a full recovery for the holders of the Company’s existing 8.875% First-Priority Senior Secured Notes due 2021 (the “Existing First Lien Notes”) and the Company’s existing 10% Senior Secured Notes due 2020 (the “Existing 1.5 Lien Notes” and, together with the Existing First Lien Notes, the “Existing Notes”) insofar as such holders are to receive the entire outstanding principal amount of such Existing Notes, together with all accrued and unpaid interest to the date of the Debtors’ emergence from bankruptcy. The Company’s intent at the time the Original Plan was filed was to pay all amounts due and owing to the holders of the Existing Notes in cash. Notwithstanding what appeared to the Debtors to be clear precedent under relevant case law to the contrary, the holders of the Existing Notes and their counsel maintained that they were entitled to receive a prepayment premium in bankruptcy under the terms of the Existing Notes. The additional amounts in question were significant and thus if required to be paid by the Debtors would have impacted the Debtors’ restructuring and materially reduced the recovery amounts made available under the Plan to the holders of Existing Second Lien Notes, who were receiving the equity value of the reorganized Debtors under the Plan.

In an effort to minimize potential disruptions and delays to emergence from bankruptcy caused by creditors of the Company that already stood to receive the full amount to which they were legally entitled, the Original Plan and the Plan provided two alternatives applicable to the holders of the Existing Notes. The first alternative (consistent with the Company’s expectations) was conditioned on the holders of the Existing Notes voting (as a class) in favor of the Plan and involved the receipt by these holders of payment in full in the form of cash. The second alternative, which was to apply if the holders of the Existing Notes voted (as a class) against the Plan, involved the receipt by these holders of payment in full in the form of the issuance of the Replacement Notes. The Disclosure Statement included as exhibits term sheets setting forth the material terms of the Replacement Notes. These term sheets provided that with the exception of certain specified changes (all of which were clearly described in the term sheets), the terms and conditions of the Replacement Notes were to be substantially identical to the terms and conditions of the Existing Notes – terms and conditions with which the holders thereof and their counsel were, and continue to be, intimately familiar.

After notice and hearing where counsel to many of the Debtors’ constituents appeared, including the indenture trustees for the Existing Notes, the Bankruptcy Court approved the distribution of the Plan and the Disclosure Statement to the various constituents entitled to vote on the Plan. Copies of the Plan and the Disclosure Statement, along with ballots and other voting materials, were mailed out beginning on June 27, 2014. On July 18, 2014 (10 days prior to the Bankruptcy Court-approved voting deadline of July 28, 2014), copies of the forms of indentures that are to govern the Replacement Notes were filed with the Bankruptcy Court as part of a supplement to the Disclosure Statement. As stated in the term sheets for the Replacement Notes previously provided to the holders of the Existing Notes, the indentures for the Replacement Notes contained terms and conditions that were substantially identical to the terms and conditions governing the Existing Notes (subject to the small number of differences that previously had been clearly identified). In fact, these forms of indentures were modeled off of, and therefore largely mirrored, the indentures governing the Existing Notes.

The Company viewed the second alternative involving the issuance of the Replacement Notes as highly unlikely. The Company’s working assumption throughout the bankruptcy process was that the extensive discussions among the Company and its various constituents would yield a resolution of the issue of the amount to be received by the holders of the Existing Notes, and that this amount would be paid in cash without the Company ever having to issue the Replacement Notes.

Ultimately, this assumption proved to be incorrect as the holders of the Existing Notes and their counsel stubbornly maintained their fight to try to obtain a greater recovery than what they were clearly entitled. Unable to achieve resolution, the parties vigorously litigated the matter. As the litigation progressed, it became apparent that the Company’s position was likely to prevail to the extent that a negotiated resolution involving the payment in cash was no longer necessary, thereby making the issuance of the Replacement Notes something more than only a remote possibility. That being the case, on August 22, 2014, the Company filed the Forms T-3 in order to qualify the indentures governing the Replacement Notes.

Consistent with the early feedback that the Company received from the Bankruptcy Court, on August 26, 2014, the Bankruptcy Court issued an extensive bench ruling under which it rejected the claims of the holders of the Existing Notes and their counsel and authorized the issuance under the Plan of the Replacement Notes, with some modifications to the applicable interest rate, in satisfaction of these holders’ claims. It was at this point that the Company, in consultation with the holders of a majority of the outstanding principal amount of the Existing Second Lien Notes, determined that it would be more beneficial to issue the Replacement Notes in satisfaction of the claims of the holders of the Existing Notes rather than pay such claims in cash, thus avoiding the substantial upfront fees and attendant increased interest arising from third party exit financing.

Although the Company does not dispute that, as a technical matter, an “offer” in respect of the Replacement Notes was deemed to have been made prior to the filing of the Forms T-3 (i.e., at the point of commencement of the solicitation for Plan approval), the Company respectfully submits that the purposes behind the requirement to file a Form T-3 – namely the provision of adequate disclosure to the persons being asked to make an investment decision in respect of the securities in question through the qualification of the indentures – had already been served. The holders of the Existing Notes are sophisticated investors and were at all times adequately represented by counsel. The holders were and continue to be intimately familiar with the terms and conditions of the Replacement Notes in light of the fact that they largely mirrored those of the Existing Notes (which, in turn, had been reviewed and analyzed in great detail throughout the bankruptcy process). Moreover, these holders had access to a significant amount of information regarding the Company by virtue of both having been creditors of the Company for an extensive period of time and having had access to the voluminous reports and other information that had been, and continues to be, filed with the Commission. Further, holders had access to counsel to the indenture trustees for the Existing Notes which have been actively involved in, and informed of, the Plan process.

Moreover, the indentures governing the Replacement Notes contain terms and conditions that are in line with, and in many respects exceed, market standard terms and conditions to which investors have become accustomed. As the Staff may be aware, there has been a noticeable shift in market practice in recent years whereby sophisticated investors such as the holders of the Existing Notes have purchased notes that are not registered at issuance nor are required to be registered at a later point in time (typically in connection with an exchange offer for registered notes). In these so-called “144A for life” transactions, securities are issued under indentures that are not otherwise qualified under the Trust Indenture Act of 1939. Nevertheless, the indentures governing the Replacement Notes incorporate a significant number of Trust Indenture Act provisions that benefit the holders notwithstanding that such holders typically purchase securities similar to the Replacement Notes even in the absence of these provisions.

In light of the above, and notwithstanding the technically untimely filing of the Forms T-3, the Company respectfully submits that it should be permitted to proceed with the issuance of the Replacement Notes in the manner approved by the Bankruptcy Court and subject to any terms and conditions mandated by the Bankruptcy Court.

Form T-3 File No. 022-28999 filed August 22, 2014

3.	We note that you have not yet filed the Form T-1. Upon the selection of an eligible trustee and prior to the effectiveness of the Form T-3, you must file a Form T-1 as an exhibit to the Form T-3.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise the Second-Priority Form T-3 to include a Form T-1 as Exhibit 25.1 to the Second-Priority Form T-3.

4.	We note the disclosure statement for the joint plan of reorganization is dated June 23, 2014. Based on the foregoing facts, it appears that the solicitation of the plan approval commenced prior to the filing of the Form T-3. Please provide us with a detailed legal analysis of how you have complied with Section 306(c) of the Trust Indenture Act of 1939, which requires that an offer to sell any security which is not registered under the Securities Act and to which Section 306 is applicable (notwithstanding the provisions of Section 304), can only be made if such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture. For additional guidance see Question 101.05 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations available on our website.

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to the Company’s response to comment 2 contained herein.

5.	We note that page one defines “Notes” as First-Priority Senior Secured Notes due 2021. However, your cover page indicates that you will issue “Second-Priority Senior Secured Notes due 2022.” Please advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the reference to “Notes” was meant to refer to the Second-Priority Senior Secured Notes due 2022. The Company will revise the Second-Priority Form T-3 to correct the definition of the term “Notes.”

On behalf of the Company, the undersigned acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Forms T-3; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission or any person from taking any action with respect to the Form T-3’s; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

September 8, 2014

If you wish to discuss the Form T-3’s being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8984 with any further questions or comments.

Very truly yours,

/s/ Theodore A. Neos

Theodore A. Neos

Enclosures

cc:	Douglas Johns, General Counsel
Cristopher Greer, Esq.